Exhibit 99.1

THE CARLYLE GROUP INC.
UNAUDITED PRO FORMA FINANCIAL INFORMATION
On January 1, 2020, The Carlyle Group Inc. (the “Company”) completed its conversion (the “Conversion”) from a Delaware limited partnership named The Carlyle Group L.P. to a Delaware corporation.
The following unaudited pro forma financial information is based on the consolidated financial statements of the Company and is intended to provide information about how the Conversion may have affected the Company’s consolidated financial statements if the Conversion had occurred on December 31, 2019 for the Pro Forma Consolidated Balance Sheet and if the Conversion had occurred January 1, 2019 for the Pro Forma Consolidated Statement of Operations. The unaudited pro forma financial information and the pro forma adjustments described in the footnotes to this unaudited pro forma financial information should be read in conjunction with the Company’s annual report on Form 10-K for the year ended December 31, 2019. The unaudited Pro Forma Statement of Operations for the year ended December 31, 2019 does not reflect the one-time tax benefits to record the initial deferred tax assets that were recognized upon Conversion.
The unaudited pro forma financial information is based on available information and assumptions that the Company believes are reasonable. The unaudited pro forma information is for illustrative and informational purposes only and is not intended to represent or be indicative of what the Company’s financial condition or results of operations would have been had the Conversion occurred on January 1, 2019, nor should it be considered indicative of the Company’s future financial condition or results of operations. No pro forma presentation of the Company’s non-GAAP segment information is presented herein.

THE CARLYLE GROUP INC.
PRO FORMA CONSOLIDATED BALANCE SHEET
(UNAUDITED)
(Dollars in millions)

	As of December 31 2019
	As Reported	Pro Forma Adjustments		Pro Forma
Assets
Cash and cash equivalents	$793.4	$—		$793.4
Cash and cash equivalents held at Consolidated Funds	122.4	—		122.4
Restricted cash	34.6	—		34.6
Investments, including accrued performance allocations	6,804.4	—		6,804.4
Investments of Consolidated Funds	5,007.3	—		5,007.3
Due from affiliates and other receivables, net	273.9	—		273.9
Due from affiliates and other receivables of Consolidated Funds, net	74.4	—		74.4
Fixed assets, net	108.2	—		108.2
Lease right-of-use assets, net	203.8	—		203.8
Deposits and other	54.0	—		54.0
Intangible assets, net	62.3	—		62.3
Deferred tax assets	270.1	(119.5)	(1)	150.6
Total assets	$13,808.8	$(119.5)		$13,689.3
Liabilities and equity
Debt obligations	$1,976.3	$—		$1,976.3
Loans payable of Consolidated Funds	4,706.7	—		4,706.7
Accounts payable, accrued expenses and other liabilities	354.9	8.0	(2)	362.9
Accrued compensation and benefits	2,496.5	—		2,496.5
Due to affiliates	542.1	—		542.1
Deferred revenue	71.0	—		71.0
Deferred tax liabilities	65.2	—		65.2
Other liabilities of Consolidated Funds	316.1	—		316.1
Lease liabilities	288.2	—		288.2
Accrued giveback obligations	22.2	—		22.2
Total liabilities	10,839.2	8.0		10,847.2
Commitments and contingencies
Partners’ capital	703.8	(703.8)	(3)	—
Common stock, $0.01 par	—	3.5	(3)	3.5
All other equity accounts	(85.2)	2,590.3		2,505.1
Non-controlling interests in consolidated entities	333.5	—		333.5
Non-controlling interests in Carlyle Holdings	2,017.5	(2,017.5)	(4)	—
Total equity	2,969.6	(127.5)		2,842.1
Total liabilities and equity	$13,808.8	$(119.5)		$13,689.3
See notes at end of document.

THE CARLYLE GROUP INC.
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)
(Dollars in millions, except share data)

	For the Year Ended December 31, 2019
	As Reported	Pro Forma Adjustments		Pro Forma
Revenues
Fund management fees	$1,476.2	$—		$1,476.2
Incentive fees	35.9	—		35.9
Investment income	1,568.4	—		1,568.4
Interest and other income	97.3	—		97.3
Interest and other income of Consolidated Funds	199.2	—		199.2
Total revenues	3,377.0	—		3,377.0
Expenses
Compensation and benefits
Cash-based compensation and benefits	833.4	—		833.4
Equity-based compensation	140.0	—		140.0
Performance allocations and incentive fee related compensation	436.7	—		436.7
Total compensation and benefits	1,410.1	—		1,410.1
General, administrative and other expenses	494.4	(23.0)	(2)	471.4
Interest	82.1	—		82.1
Interest and other expenses of Consolidated Funds	131.8	—		131.8
Other non-operating expenses	1.3	—		1.3
Total expenses	2,119.7	(23.0)		2,096.7
Other income
Net investment gains of Consolidated Funds	(23.9)	—		(23.9)
Income before provision for income taxes	1,233.4	23.0		1,256.4
Provision for income taxes	49.0	314.5	(5)	363.5
Net income	1,184.4	(291.5)		892.9
Net income attributable to non-controlling interests in consolidated entities	36.6	—		36.6
Net income attributable to The Carlyle Group Inc. Common Stockholders	1,147.8	(291.5)		856.3
Net income attributable to non-controlling interests in Carlyle Holdings	766.9	(766.9)	(6)	—
Net income attributable to The Carlyle Group Inc.	380.9	475.4		856.3
Net income attributable to Series A Preferred Unitholders	19.1	—		19.1
Series A Preferred Units redemption premium	16.5	—		16.5
Net income attributable to The Carlyle Group Inc. Common Stockholders	$345.3	$475.4		$820.7
Net income attributable to The Carlyle Group Inc. per common share
Basic	$3.05	$(0.66)	(7)	$2.39
Diluted	$2.82	$(0.49)	(7)	$2.33
Weighted-average common shares
Basic	113,082,733	230,213,627	(7)	343,296,360
Diluted	122,632,889	230,213,627	(7)	352,846,516
See notes at end of document.

The following pro forma adjustments are to:

(1) Record the estimated decrease in the net deferred tax asset that would have been recorded upon Conversion, had the Conversion occurred on December 31, 2019, based on the best information available to reflect (in millions):

The effect of the Conversion on new and existing deferred tax assets and liabilities	$(371.5)
The tax basis step-up upon Conversion	252.0
$(119.5)
The effect of the Conversion on new and existing deferred tax assets and liabilities is primarily due to all of the net income attributable to The Carlyle Group Inc. being subject to U.S. federal (and state and local) corporate income taxes following the Conversion, whereas only a portion of the income attributable to the Company was subject to U.S. federal, state and local corporation income taxes prior to the Conversion. Actual amounts used in determining the Conversion’s impact on existing deferred tax attributes and the step-up in tax basis could differ materially from these estimated amounts. This estimate also assumes no valuation allowance against the pro forma deferred tax assets and a 28% blended statutory federal, state and local tax rate.

(2)
Remove from earnings non-recurring expenses associated with the Conversion of $23.0 million and adds an $8.0 million accrual related to the costs of the Conversion on the balance sheet as of December 31, 2019.

(3)	Reallocate partners’ capital to common stock, additional paid-in capital, and retained earnings upon Conversion.
(4) Reallocate the equity of the non-controlling interests held by the former Carlyle Holdings unitholders to stockholders’ equity (within additional paid-in capital, retained earnings, and accumulated other comprehensive loss).
(5) Record the additional income tax expense that would have been incurred had the Company been a corporation rather than a partnership during 2019. The adjustment assumes a 28% blended statutory federal, state and local tax rate for the current and deferred tax provision and excludes the one-time tax benefit to record the initial deferred tax assets that were recognized upon the Conversion, and may not be indicative of the Company’s actual blended tax rate in future periods.
(6) Reallocate earnings previously allocated to non-controlling interests in Carlyle Holdings to common stockholders of The Carlyle Group Inc.
(7) Reflect the estimated impact of the pro forma adjustments on earnings per share, including the effect of a single class of shares.

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